UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Infrared Cameras Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

456948108

(CUSIP Number)

Gary Eugene Strahan
2105 West Cardinal Drive
Beaumont, TX 77705
(866) 861-0788

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 456948108	13D	Page 1 of 7 pages

1	Names of Reporting Persons Gary Eugene Strahan
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 6,015,939
	8	Shared Voting Power 100,000
	9	Sole Dispositive Power 6,015,939
	10	Shared Dispositive Power 100,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,115,939
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 51.2%
14	Type of Reporting Person IN

CUSIP No. 456948108	13D	Page 2 of 7 pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Infrared Cameras Holdings, Inc., a Delaware corporation (the “Issuer”), whose principal executive office is located at 2105 West Cardinal Drive, Beaumont, TX 77705.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Gary Eugene Strahan (the “Reporting Person”), a citizen of the United States. The business address of the Reporting Person is c/o Infrared Cameras Holdings, Inc., 2105 West Cardinal Drive, Beaumont, TX 77705. The Reporting Person’s present principal occupation is Chief Executive Officer and Director of the Issuer.

During the last five years, the Reporting Person has not been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Business Combination Agreement (as defined below) that pertain to the securities beneficially owned by the Reporting Person. Pursuant to the Business Combination Agreement, upon consummation of the Business Combination (as defined below), the Reporting Person acquired 6,015,939 shares of Common Stock. In addition, in connection with the Financing (as defined below), a trust of which the Reporting Person’s wife is sole trustee acquired 100,000 shares of Common Stock. The Reporting Person’s wife acquired securities in the Financing in exchange for forgiving a loan to Legacy ICI (as defined below).

Item 4.	Purpose of Transaction.

Business Combination

On December 19, 2023 (the “Closing Date”), pursuant to a Business Combination Agreement, dated as of December 5, 2022 (as amended, the “Business Combination Agreement”), by and among SportsMap Tech Acquisition Corp., a Delaware corporation (“SportsMap”), ICH Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of SportsMap (“Merger Sub”), and Infrared Cameras Holdings, Inc., a Delaware corporation (“Legacy ICI”), Merger Sub merged with and into Legacy ICI, with Legacy ICI surviving the merger as a wholly owned subsidiary of SportsMap (the “Merger” and, along with the transactions contemplated in the Merger Agreement, the “Business Combination”). Following the consummation of the Business Combination, SportsMap changed its name to “Infrared Cameras Holdings, Inc.”

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As a result of the Business Combination, at the effective time of the Merger (the “Effective Time”), (i) each share of Legacy ICI common stock (whether designated as “Class A Voting Common Stock” or “Class B Non-Voting Common Stock” pursuant to ICI’s certificate of incorporation, the “Legacy ICI Common Stock”), issued and outstanding immediately prior to the Effective Time (other than dissenting shares and shares held immediately prior to the Effective Time by Legacy ICI as treasury stock) converted into the right to receive a number of shares of Common Stock equal to the Exchange Ratio (as defined in the Business Combination Agreement), (ii) each option to purchase shares of Legacy ICI Common Stock that was outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, other than any out-of-the-money options (“Participating Company Options”), converted into an option to purchase a number of shares of Common Stock Time multiplied by the Exchange Ratio, upon substantially the same terms and conditions as are in effect with respect to such option prior to the Effective Time, and the exercise price per share is equal to the exercise price per share of such option prior to the Effective Time multiplied by the Exchange Ratio and (iii) each restricted stock unit award covering Legacy ICI Common Stock that is outstanding immediately prior to the Effective Time, whether vested or unvested (“Participating Company RSU Awards”), converted into a restricted stock unit award covering a number of shares of Common Stock multiplied by the Exchange Ratio, upon substantially the same terms and conditions as were in effect with respect to such award prior to the Effective Time.

Concurrently with the consummation of the Business Combination, the Issuer consummated a financing transaction with certain of individuals, whereby such individuals purchased an aggregate of $6.805 million in convertible promissory notes in connection with the closing of the Business Combination (such transaction, the “Financing”), as well as warrants to purchase Common Stock. In addition, in order to induce the investors to participate in the Financing, certain holders of SportsMap’s founder shares and certain stockholders of Legacy ICI transferred, and Legacy ICI issued, prior to the Closing Date for exchange at the Exchange Ratio at the Closing Date, an aggregate of 680,500 shares of Common Stock to such investors.

Registration Rights Agreement

On the Closing Date, the Issuer and certain of its stockholders entered into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which the Issuer agreed to register for resale, pursuant to Rule 415 under the Securities Act, certain shares of Common Stock and other equity securities of the Issuer that are held by the parties thereto from time to time. Pursuant to the Registration Rights Agreement, the Issuer agreed to file a shelf registration statement registering the resale of the Common Stock (the “Registrable Securities”) within 30 calendar days of the Closing Date.

At any time the registration statement is effective, the Sponsor Majority Holders (as defined in the Registration Rights Agreement) may collectively demand not more than one underwritten shelf takedown and the ICI Holders (as defined in the Registration Rights Agreement) may collectively demand not more than three underwritten shelf takedowns, in each case, in any 12 month period, in order to sell all or a portion of its securities that are registrable pursuant to the registration statement for a total offering price reasonably expected to exceed, in the aggregate, $25 million. In addition, such holders will have certain “piggyback” registration rights with respect to registrations initiated by the Issuer and its stockholders. The Issuer will bear the expenses incurred in connection with the filing of any registration statements pursuant to the Registration Rights Agreement, subject to limited exceptions.

CUSIP No. 456948108	13D	Page 4 of 7 pages

Lock-Up Agreements

At the Closing Date, the Issuer and certain of its stockholders entered into lock-up agreements (the “Lock-Up Agreements”), pursuant to which, among other things, such holders agreed to be subject to restrictions on the transfer of the shares of Common Stock (or shares issuable in respect of options to purchase, or restricted stock unit awards covering, shares of Common Stock) they hold or will receive in the Business Combination for, (i) with respect to 50% of such shares, the earlier of (a) six months after the Closing Date and (b) the first date on which the closing price of a share of Common Stock equals or exceeds $12.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and similar transactions) for any 20 trading days within any 30-trading day period commencing after the Closing Date, and, (ii) with respect to the remainder of such shares, six months after the Closing Date.

The foregoing descriptions of the Registration Rights Agreement and the Lock-Up Agreements do not purport to be complete and are qualified in their entirety by the full text of such agreements, each of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D in connection with the closing of the Business Combination and Financing and intends to review his investments in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Person, subject to the terms of the Lock-Up Agreements, may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Person, in his capacity as Chief Executive Officer and Director of the Issuer, may engage in discussions with management, the Issuer’s board of directors, and other securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors.

CUSIP No. 456948108	13D	Page 5 of 7 pages

To facilitate their consideration of such matters, the Reporting Person may retain consultants and advisors and may enter into discussions with potential sources of capital and other third parties. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Person will likely take some or all of the foregoing steps at preliminary stages in his consideration of various possible courses of action before forming any intention to pursue any particular plan or direction.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change his purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

•	Amount beneficially owned: 6,115,939

•	Percent of Class: 51.2%

•	Number of shares the Reporting Person has:

○	Sole power to vote or direct the vote: 6,015,939

○	Shared power to vote: 100,000

○	Sole power to dispose or direct the disposition of: 6,015,939

○	Shared power to dispose or direct the disposition of: 100,000

The share amounts reported herein consists of (i) 6,015,939 shares of Common Stock held of record by the Reporting Person and (ii) 100,000 shares of Common Stock held of record by Jill A Blashack Strahan Trust. The Reporting Person’s wife serves as sole trustee of Jill A Blashack Strahan Trust, and as a result, the Reporting Person may be deemed to beneficially own such securities, but disclaims such beneficial ownership.

The above percentage is based on 11,956,823 shares of Common Stock outstanding following completion of the Business Combination.

(c)	Except as described in Item 4, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Common Stock.

(d)	None.

(e)	Not applicable.

CUSIP No. 456948108	13D	Page 6 of 7 pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Registration Rights Agreement and the Lock-Up Agreements, and is incorporated herein by reference. A copy of each such agreement is attached as an exhibit to this Schedule 13D, and is incorporated herein by reference.

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit Number	Description
1	Registration Rights Agreement, by and among the Issuer and certain stockholder listed therein, dated as of December 19, 2023 (incorporated by reference to Exhibit 10.6 of the Issuer’s Current Report on Form 8-K filed on December 21, 2023).

2	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.7 of the Issuer’s Current Report on Form 8-K filed on December 21, 2023).

CUSIP No. 456948108	13D	Page 7 of 7 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

By:	/s/ Gary Eugene Strahan
Name: Gary Eugene Strahan